Mail Stop 3561

October 10, 2006

Robert Giardina
Chief Executive Officer
Town Sports International Holdings, Inc.
888 Seventh Avenue, 25th Floor
New York, New York 10106

Re: Town Sports International Holdings, Inc.
File No. 333-114210
Form 10-K: For the Year Ended December 31, 2005
Form 8-K filed March 1, 2006

Dear Mr. Giardina:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

<u>Form 10-K: For the Year Ended December 31, 2005</u>

<u>Item 6 – Selected Financial Data – Note 2, page 27</u>

1. In the reconciliation provided for EBITDA to the most directly comparable GAAP financial measure (i.e. Net Income (Loss)), we note that you also include reconciliation to operating income and adjustments for a number of items, other than interest, taxes, depreciation & amortization that are then reversed / offset in the reconciliation. We believe you should solely reconcile to the most directly comparable GAAP financial measure, without a sublevel reconciliation to another GAAP financial measure, such as

operating income. This will eliminate a confusing presentation with adjustments and then reversals of other items that should not be included in the reconciliation. In this regard, the reconciliation should be kept simple with solely adjustments of interest, taxes and depreciation & amortization from the most directly comparable financial measure.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

2. From disclosures in the operating activity section of the statement of cash flows and in Note 6 (February 4, 2004 Restructuring), we note that the company is incurring highly significant amounts of non-cash interest expense on its 11% Senior Discount Notes in which no cash interest is required to be paid prior to February 2009. In addition, this non-cash interest expense is being accreted through an increase in the amount of this long-term debt through payable-in-kind notes (herein referred to as "PIK" notes). We also note that you increase operating cash flows through the non-cash interest expense adjustment for these Discount notes. In substance, the PIK notes are accruals for interest incurred but not paid in cash (until a later date or redemption of the notes) under the guidance in footnote 12 of paragraph 28 in SFAS 95.

   Although the unpaid interest may have been legally converted to additional principal on the debt, it is unclear whether you will account for the cumulative amount of this type of interest payable (through an increase in the principal amount of the notes) as an operating activity cash outflow at the date of redemption of these PIK notes. It appears the guidance in paragraph 23(d) of SFAS 95 requires payments to lenders, that are, in substance, payments for interest to be classified as operating cash outflows in the period paid. If treatment as an operating cash outflow is provided, we believe the disclosure in the statement should be specific and transparent, such as "Payment of Interest on PIK Notes," "Redemption of PIK Notes in Lieu of Interest," or some other similarly labeled caption. In this regard, we also note from disclosure in the June 30, 2006 Form 10-Q (i.e. Note 2 – Initial Public Offering) that IPO proceeds were used in July 2006 (3rd Quarter) for redemption of 35% of the aggregate principal amount of outstanding 11% Senior Discount Notes. It is unclear whether any of the PIK notes were redeemed with these proceeds. In view of the material amount of interest that is being incurred in this manner, please advise or confirm that such accounting treatment as an operating cash outflow will apply upon redemption of the PIK notes reflected as interest expense incurred on this debt.

Notes to Consolidated Financial Statements

8. Leases, page F-17

3. We note that certain of your leases provide for additional rent to be charged based upon defined formulas of revenue, cash flow, or operating results of the respective facilities. Furthermore, we note that you recognized additional rent of approximately $10.6 million,

$11.7 million, and $13.4 million for the years ended December 31, 2003, 2004, and 2005 respectively. Given the amount of additional rent that your recognize on an annual basis, please tell us, and disclose in Note 1 to your financial statements, your method and timing for accruing and/or recognizing contingent rent.

10. Stockholder's Deficit

Class A Common Stock Options, page F-21

4. From disclosure in the last paragraph of your footnote, we note that you reduced the exercise price of your outstanding options by $52.50 in connection with your March 15, 2004 distribution to your common shareholders. Please tell us i) whether you re-measured the intrinsic value of your stock options as of the date of their modification and ii) whether the re-measurement of the intrinsic value of the options resulted in additional compensation expense to be recognized over the remaining vesting period of the options. In your response, please specifically discuss the amount of intrinsic value determined and recognized at the initial grant dates of your modified options, to the extent that such information will further our understanding of your accounting treatment. Refer to the requirements of paragraphs 38 through 48 and 60 through 62 of FIN 44. Also provide us any other specific accounting literature which you relied upon for your accounting treatment.

12. Revenues from Club Operations, page F-23

5. In fiscal 2003, we note you recognized approximately $3 million of Business Interruption Insurance Proceeds as Revenues in your consolidated financial statements. The proceeds of this nature are not central or integral to your on-going revenue generating activities. Rather, the proceeds were received for the *inability* to conduct your major or central operations. As such, classification of this item within revenues is not appropriate. However, classification as a reduction of operating expenses may be considered appropriate for the display of insurance recoveries of this nature. Also, we refer you to the Views as stated in the Issues Summary on EITF Consensus Issue 01-13. Please confirm that any future insurance recoveries of similar nature will not be reflected as revenues in the consolidated statements of operations.

Independent Auditors' Report, page F-37

6. In accordance with the guidance in Rule 2-02 (a) of Regulation S-X, the independent auditor's report for Kalorama Sports Management Associates should include the name of the independent public accountant, as well as, the city and state where the audit report is issued.

Town Sports International Holdings, Inc.
October 10, 2006
Page 4

Form 8-K filed March 1, 2006

7. We note that you have disclosed Adjusted EBITDA as a performance measure in your
    Form 8-K as you believe it provides useful information regarding your operating
    performance and financial condition. However, we do not believe that you have
    disclosed a substantive reason – specific to you – which demonstrates the usefulness of
    this measure to your investors. Please tell us and revise your disclosures to discuss the
    substantive reason – specific to you – that demonstrates the usefulness to investors of
    disregarding recurring items such as "non-cash rental expense, net of non-cash rental
    income," and "non-cash compensation expense incurred in connection with stock
    options," as well as, any other charges excluded from this non-GAAP measure, as
    required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.
    Alternatively, please discontinue disclosure of this non-GAAP measure in your future
    furnishings on Form 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in your filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant